UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                        Dynamic Digital Depth Inc.
                            (Name of Issuer)


                       Common Shares without par value
                       (Title of Class of Securities)


                                26784W106
                              (CUSIP Number)


                            December 31, 2000

           Date of Event Which Requires Filing of this Statement)


	Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [   ]   Rule 13d-1(b)
         [ x ]   Rule 13d-1(c)
         [   ]   Rule 13d-1(d)


	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 26784W106

13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Motorola, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)
      (b)

3.    SEC USE ONLY

4.    CITIZEN OR PLACE OF ORGANIZATION

      Delaware

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5.    SOLE VOTING POWER

      3,220,000 (See response to Item 4(a))

6.    SHARED VOTING POWER

      -0-

7.    SOLE DISPOSITIVE POWER

      3,220,000 (See response to Item 4(a))

8.    SHARED DISPOSITIVE POWER

      0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,220,000 (See response to Item 4(a))

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES
      [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.6 % (See response to Item 4(b))

12.   TYPE OF REPORTING PERSON

      CO



Item 1(a)   		Name of Issuer:  Dynamic Digital Depth Inc.

Item 1(b)   		Address of Issuer's Principal Executive Offices:
            		2120 Colorado Ave., Suite 100
            									Santa Monica, CA 90404

Item 2(a)   		Name of person filing:
            Motorola, Inc.

Item 2(b)   		Address of principal business office, or, if none,
            Residence:
            1303 East Algonquin Road
            										Schaumburg, IL 60196

Item 2(c)   		Citizenship:  Delaware

Item 2(d)   		Title of class of securities:
            Common Shares, without par value

Item 2(e)   		CUSIP number:  26784W106

Item 3      		If this statement is filed pursuant to Rules 13d-1(b), or
            13d-2(b) or 		(c), check whether the person filing is a:

            		Not applicable

Item 4      	Ownership

            		Provide the following information regarding the aggregate
            number and 		percentage of the class of securities of the
            issuer identified in Item 2(d).

Item 4(a)   		Amount beneficially owned:  3,220,000(1)

Item 4(b)   		Percent of class:  13.6%(2)
Item 4(c)   		Number of shares as to which the person has:

                		(i)	  sole power to vote or to direct the vote

                   			  3,220,000

               		(ii)  	shared power to vote or to direct the vote

                     			0

              		(iii)  	sole power to dispose or to direct the disposition
                     of

                     	3,220,000

               		(iv)  	shared power to dispose or to direct the
                     disposition of

                     			0

Item 5     	Ownership of five percent or less of a class:

           		Not Applicable

Item 6 Ownership of more than five percent on behalf of another person:

           		Not Applicable

Item 7     Identification and classification of the subsidiary which
           acquired the 			security being reported on by the parent
           holding company:

           		Not Applicable

Item 8     	Identification and classification of members of the group:

           		Not Applicable

Item 9     Notices of dissolution of group:

           		Not Applicable

Item 10    Certification:

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:      February 13, 2001            	MOTOROLA, INC.

                               By:      /s/ Carol H. Forsyte
                             Name:      Carol H. Forsyte
                            Title:      Vice President, Corporate and
                                        	Securities, Law Department

(1) This beneficial ownership includes 1,860,000 Common Shares and 1,360,000 Common Shares represented by currently exercisable warrants.

(2)  	Based on the number of Common Shares outstanding as of January 16,
2001 (as reported in Dynamic Digital Depth Inc.'s Form 20-F filed with the SEC on January 16, 2001), Motorola's percentage ownership
(including the 1,360,000 Common Shares underlying the warrants) is 13.6% as of the date of this filing.